

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2022

Thomas R. Windhausen
Chief Financial Officer
Bridgeline Digital, Inc.
100 Sylvan Road, Suite G-700
Woburn, MA 01801

> **Re: Bridgeline Digital, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 16, 2022**
> **File No. 333-262764**

Dear Mr. Windhausen:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology